Exhibit 99.1

Media Release

May 7, 2021

TELUS announces election of directors

All resolutions at annual meeting approved by large majority

Vancouver, B.C. – TELUS Corporation (TELUS) (TSX: T, NYSE: TU) announced today that the nominees listed in the Company’s 2021 information circular were elected as directors of TELUS. The detailed results of the vote for the election of directors held at TELUS’ annual meeting on May 7, 2021 (the Meeting) are set out below.

Each of the following 14 nominees proposed by management was elected as a director of TELUS:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
R.H. (Dick) Auchinleck	655,997,406	97.74%	15,190,112	2.26%
Raymond T. Chan	668,655,885	99.62%	2,531,633	0.38%
Hazel Claxton	670,078,906	99.84%	1,102,128	0.16%
Lisa De Wilde	669,949,084	99.82%	1,231,999	0.18%
Darren Entwistle	669,194,159	99.70%	1,996,301	0.30%
Thomas Flynn	669,845,692	99.80%	1,334,608	0.20%
Mary Jo Haddad	666,670,024	99.33%	4,510,276	0.67%
Kathy Kinloch	668,599,795	99.62%	2,580,189	0.38%
Christine Magee	669,122,846	99.69%	2,057,921	0.31%
John Manley	667,950,955	99.52%	3,229,029	0.48%
David Mowat	670,038,271	99.83%	1,141,713	0.17%
Marc Parent	665,289,914	99.12%	5,890,070	0.88%
Denise Pickett	670,026,760	99.83%	1,153,224	0.17%
W. Sean Willy	669,265,969	99.71%	1,913,966	0.29%

All matters voted on at the Meeting were approved as follows:

Matter	Votes For	% Votes For	Votes Withheld / Against	% Votes Withheld / Against
Appointment of auditors	677,876,206	99.45%	3,736,013	0.55%
Advisory vote to accept TELUS’ approach to executive compensation	633,053,146	94.32%	38,126,454	5.68%
Approve the TELUS Directors Deferred Share Unit Plan	654,041,648	97.45%	17,136,351	2.55%

Final voting results on all matters voted on at the Meeting will be published shortly on telus.com/agm, and filed with the Canadian and U.S. securities regulators.

About TELUS

TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications technology company with $16 billion in annual revenue and 16 million customer connections spanning wireless, data, IP, voice, television, entertainment, video, and security. We leverage our global-leading technology and compassion to enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. In 2020, TELUS was recognized as having the fastest wireless network in the world, reinforcing our commitment to provide Canadians with access to superior technology that connects us to the people, resources and information that make our lives better. TELUS Health is Canada’s leader in digital health technology, improving access to health and wellness services and revolutionizing the flow of health information across the continuum of care. TELUS Agriculture provides innovative digital solutions throughout the agriculture value chain, supporting better food outcomes from improved agri-business data insights and processes. TELUS International (TSX and NYSE: TIXT) is a leading digital customer experience innovator that delivers next-generation AI and content management solutions for global brands across the technology and games, ecommerce and FinTech, communications and media, healthcare, travel and hospitality sectors. TELUS and TELUS International operate in 25+ countries around the world. Together, let’s make the future friendly.

Driven by our passionate social purpose to connect all citizens for good, our deeply meaningful and enduring philosophy to give where we live has inspired TELUS, our team members and retirees to contribute more than $820 million and 1.6 million days of service since 2000. This unprecedented generosity and unparalleled volunteerism have made TELUS the most giving company in the world.

For more information about TELUS, please visit telus.com, follow us @TELUSNews on Twitter and @Darren_Entwistle on Instagram.

For more information, please contact:

Jacinthe Beaulieu

418-318-6102

Jacinthe.Beaulieu@telus.com